Exhibit (a)(1)(H)
Important Notice
AutoNation 401k Plan – Offer to Purchase for Cash
We are writing to advise you that AutoNation, Inc is offering to purchase, for $23 per share in cash, up to 50,000,000 shares of its common stock (Ticker Symbol – AN). Summary information concerning the offer and the deadline for participation appear below. Please take a moment to review this information. Detailed terms and conditions of the offer are described in the enclosed Offer to Purchase and related Letter of Transmittal. The Letter of Transmittal document has been included for informational purposes only and cannot be used to instruct us as to whether to tender shares.
Please note this letter is for the AutoNation 401k Plan only, not any personal shares you hold outside of the 401k Plan.

Account Type	AutoNation 401k Plan
Stock	AutoNation, Inc. Common Stock – (AN)

Share Price	A cash payment equal to $23.00 per purchased share will be made and held in your Plan account. The payment will be automatically invested in the Plan’s Merrill Lynch Retirement Preservation Trust until you give specific investment direction.	If you need information as to the number of shares currently held in your account, please contact us at (877) 744-4015 or at Benefits Online at www.benefits.ml.com.

Process	If you wish to elect to tender some or all of your shares, or elect not to tender some or all of your shares, you must call us at the number and by the deadline provided below.

	If tenders of shares by all shareholders exceed the amount to be acquired, acceptance will be on a pro-rata basis, as described in detail in the offer documents.	Your tender election does not include any future shares contributed to this account. If more shares are contributed to your account, you must call again to instruct us to tender or not tender those shares.

Terms	The shares are sold without any commissions. This offer may be subject to proration and may be amended or terminated under certain conditions.

How to Give Us Instructions	To make an election in this tender offer, call (877) 744-4015 no later than 2:00 p.m. New York City time on April 11, 2006. A service representative will assist you in the process.	If you choose to withdraw an election you have made, we must receive your withdrawal instructions no later than 2:00 p.m. New York City time on April 11, 2006.

The terms of the offer are described in detail in the enclosed Offer to Purchase, which you should read carefully, before deciding whether or not to tender any shares. You should also be aware that the Plan is prohibited by law from selling shares to AutoNation for a price that is less than the prevailing market price of the shares. So, if the closing price of the shares on the date the Offer expires is higher than $23 per share, your Plan shares will not be tendered, even if you had previously instructed us to tender them.
AutoNation’s Board of Directors has approved the making of the Offer. However, neither AutoNation or its Board, the Trustee or the AutoNation Employee Benefits Committee (“EBC”) is making any recommendation as to whether or not you should instruct us as Trustee to tender any of your Plan shares. You must make your own decision on this; provided that, if you make no election as to some or all of your shares, the EBC will decide whether or not to tender such shares. You are advised to consult with your tax advisor concerning your decision to participate in the Offer.
© March 2006 Merrill Lynch, Pierce, Fenner & Smith Incorporated
Member, Securities Investor Protection Corporation (SIPC)